Exhibit 99.1
Message from Chairman of Qiao Xing Universal Telephone, Inc.
     HUIZHOU, Guangdong, China, Aug. 23 /Xinhua-PRNewswire-FirstCall/ — Mr. Wu Rui Lin, Board Chairman of Qiao Xing Universal Telephone, Inc. (‘XING’ or ‘the Company’) (Nasdaq: XING), today delivered a Chairman’s Message to public investors.
     Recent Development of the Company’s Business
     Concerning XING’s significant subsidiary Qiao Xing Mobile Communication Co., Ltd. (QXMC), after the IPO, it no longer has to rely on XING for shareholder loans to fund its operations. CEC Telecom Co., Ltd. (CECT), QXMC’s majority-owned subsidiary engaged in the mobile phone handset business under the ‘CECT’ brand, continues its expansion and has been achieving good results, as the recently-published preliminary financial information for second quarter of 2007 shows. A series of innovative and differentiated mobile phone models, such as ultra-long standby models and finger recognition models, bear testimony to its powerful product development capacity, which make ‘CECT’ stand out from other local brands. ‘CECT’ currently ranks among the top three domestic mobile phone brands in China. CECT has already drawn up a 3G-rollout plan and it expects to continue to be one of the leading domestic mobile phone players when the 3G era arrives in China.
     As for XING’s subsidiary Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI), it has maintained its position as one of the leading players in the indoor phone set business sector in China. In the third quarter of 2007, HZQXCI will start to deliver indoor phone sets, via its exclusive export agent, to one of the world’s biggest telecommunication operators. Driven by fast growth in exports, which have recently been at the pace of about 40% year-on-year, and more large-volume orders from telecommunication operators, our indoor phone business is set to prosper in 2007.
     The COSUN-branded mobile phone business in HZQXCI is also experiencing fast growth. As a case in point, recently, 60,000 units of a new model of our lower-end mobile phone handsets were shipped within one week of its launch.
     Long Term Strategy
     XING’s management is committed to increasing the Company’s value for its shareholders, to reward them for their long-term support. On the one hand, we develop to improve our competitive position in the telecommunication terminal field. On the other hand, we explore business opportunities in other fields which hold long-term promise. In fact, a project team formed for the purpose of seeking investment possibilities has been active for three years. It is currently working on projects involving IT-related high-tech areas, environment-friendly industries and natural resource exploration.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 23, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.